

May 25, 2010

Peter A. Ragauss
Senior Vice President and Chief Financial Officer
Baker Hughes Incorporated
2929 Allen Parkway, Suite 2100
Houston, Texas 77019-2118

      Re: **Baker Hughes Incorporated**
               Form 10-K for the Fiscal Year Ended December 31, 2009
               Filed February 26, 2010
               Definitive Proxy Statement on Schedule 14A
               Filed March 3, 2010
               File No. 1-09397

Dear Mr. Ragauss:

We have reviewed your filings and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2009

1.   In light of recent events in the Gulf of Mexico, please review your disclosure to ensure that you have disclosed all material information regarding your potential liability in the event that your employees or any of your products are involved in an event that leads to property damage, personal injury, death or the discharge of hazardous materials into the environment. For example, and without limitation, please address the following:

        ·   Disclose your insurance coverage with respect to any liability related to any such event. Such disclosure should address the types of claims covered, and the applicable policy limits and deductibles. For example, and without limitation, such disclosure should address your insurance coverage with respect to any liability related to any resulting negative environmental effects.

· Disclose your related indemnification obligations and those of your customers, if applicable.

Such disclosure should be set forth in the "Business" section of your annual report and in the "Risk Factors" section, as applicable. Please provide a sample of your proposed disclosure for our review. In responding to this comment, please consider all your products and services, not just those involved in offshore operations.

Definitive Proxy Statement on Schedule 14A

General

2. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

3. Please provide complete disclosure regarding your director nomination process pursuant to Regulation S-K, Item 407(c)(2)(vi).

Certain Relationships and Related Transactions, page 15

4. We note your disclosure that your board of directors has adopted procedures for review and approval or ratification of transactions with related persons. Please disclose the standards to be applied pursuant to such procedures. See Item 404(b)(1)(ii) of Regulation S-K.

Financial Metrics Used in Compensation Programs, page 18

5. Please clarify how the performance metric "profit after tax" is used in the annual incentive calculations. For example, we note your disclosure at page 18 that you use profit after tax in the annual incentive calculations. However, we also note your disclosure at page 21 that the sole financial metric used in the annual incentive plan for the 2009 performance period was the financial metric of EPS. Please address this apparent inconsistency.

Performance Units, page 25

6. We note that performance units awarded in 2009 only pay out if the company achieves "certain financial targets" based on specified performance metrics as compared to a peer group. We also note your reference at page 25 to "performance goals" with respect to such awards. Please disclose the performance goals, or "certain financial targets," for such awards and clarify how

such goals or targets relate to the performance levels set forth in the table at page 26. See Instructions 2 and 4 to Item 402(b) of Regulation S-K. Alternatively, supplementally provide us with your analysis of how you meet the standard for confidential treatment for these targets. In addition, to the extent there is sufficient basis to keep the targets confidential, disclose how difficult or likely you believe it will be for such targets to be achieved.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Parker Morrill at (202) 551-3696, or Laura Nicholson at (202) 551-3584 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director